UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-134701

Network Communications, Inc.

(Exact name of registrant as specified in its charter)

2305 Newpoint Parkway, Lawrenceville, GA  30043

Telephone Number:  (770) 962-7220

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

10¾% Senior Notes due December 1, 2013
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g	4(a)(1)	[X]
Rule 12g	4(a)(2)	[ ]
Rule 12h	3(b)(1)(i)	[X]
Rule 12h	3(b)(1)(ii)	[ ]
Rule 15d	6	[ ]

Approximate number of holders of record as of the certification or notice date:     27 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Network Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2010	By: /S/ Gerard P. Parker
Senior Vice President and
Chief Financial Officer